AMERICOLD REALTY TRUST

10 Glenlake Parkway

South Tower, Suite 800

Atlanta, Georgia 30328

December 1, 2010

Via Edgar and Facsimile

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Mail Stop 3010

Attn:       Philip L. Rothenberg

Re:          Request to Withdraw Registration Statement on Form S-11 of Americold Realty Trust, Registration No. 333-163703

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Americold Realty Trust (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-11, Registration No. 333-163703 (together with all exhibits and amendments thereto, the “Registration Statement”).

The Company is requesting withdrawal of the Registration Statement because it has elected not to proceed with the offering of its common shares of beneficial interest, $0.01 par value per share set forth therein.  The Registration Statement has not been declared effective by the Commission, and no securities have been sold in connection with this offering.  The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Company requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Should you have any questions regarding this matter, please contact me at (678) 441-1479 or the Company’s legal counsel Robert B. Knauss, Esq. of Munger, Tolles & Olson LLP at (213) 683-9137.

Sincerely,

/s/ Michael J. Delaney, Esq.

Executive Vice President, General Counsel and Corporate Secretary

cc:           Robert B. Knauss, Esq.